Exhibit 99.2

FEBRUARY 1, 2018

Management’s Discussion and Analysis
INTRODUCTION
This Management’s Discussion and Analysis (MD&A) provides a review of the significant developments that impacted Norbord’s performance during 2017 relative to 2016. The information in this section should be read in conjunction with the audited consolidated financial statements as at and for the years ended December 31, 2017 and 2016.
In this MD&A, “Norbord” or “the Company” means Norbord Inc. and all of its consolidated subsidiaries and affiliates, unless the context implies otherwise. “Brookfield” means Brookfield Asset Management Inc. or any of its consolidated subsidiaries and affiliates, a related party by virtue of holding a significant equity interest in the Company.
Additional information on Norbord, including the Company’s annual information form and other documents publicly filed by the Company, is available on the Company’s website at www.norbord.com, the System for Electronic Document Analysis and Retrieval (SEDAR) administered by the Canadian Securities Administrators (the CSA) at www.sedar.com and on the Electronic Data Gathering, Analysis and Retrieval System (EDGAR) section of the US Securities and Exchange Commission (the SEC) website at www.sec.gov/edgar.shtml.
Some of the statements included or incorporated by reference in this MD&A constitute forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements are based on various assumptions and are subject to various risks. See the cautionary statement contained in the Forward-Looking Statements section.
The Company has prepared this MD&A with reference to National Instrument 51-102 – Continuous Disclosure Obligations of the CSA. The Company is an eligible issuer under the Multijurisdictional Disclosure System (MJDS) and complies with the US reporting requirements by filing its Canadian disclosure documents with the SEC. As an MJDS issuer, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of the CSA, whose requirements are different from those of the SEC.
To enhance shareholders’ understanding, certain three-year historical financial and statistical information is presented. Norbord’s significant accounting policies and other financial disclosures are contained in the audited financial statements and accompanying notes. All financial references in the MD&A are stated in US dollars unless otherwise noted.
In evaluating the Company’s business, management uses non-International Financial Reporting Standards (IFRS) financial measures which, in management’s view, are important supplemental measures of the Company’s performance and believes that they are frequently used by investors, securities analysts and other interested persons in the evaluation of Norbord and other similar companies. In this MD&A, the following non-IFRS financial measures have been used: Adjusted EBITDA, Adjusted earnings (loss), Adjusted earnings (loss) per share, cash provided by operating activities per share, operating working capital, total working capital, capital employed, return on capital employed (ROCE), return on equity (ROE), net debt for financial covenant purposes, tangible net worth, net debt to capitalization, book basis, and net debt to capitalization, market basis. These non-IFRS financial measures are described in the Non-IFRS Financial Measures section. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies that may have different financing and capital structures and/or tax rates. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is also provided. Certain prior period figures for Adjusted EBITDA and Adjusted earnings have been adjusted to conform to the revised definitions of these non-IFRS financial measures currently used by Norbord.

Exhibit 99.2

BUSINESS OVERVIEW
Norbord is a leading global manufacturer of wood-based panels with 17 mills in the United States (US), Canada and Europe. Norbord is the largest global producer of oriented strand board (OSB) with annual capacity of 8.4 billion square feet (Bsf) (3⁄8-inch basis). In North America, Norbord owns 13 OSB mills located in the Southern region of the US, Western Canada, Quebec, Ontario and Minnesota. In Europe, the Company operates an OSB mill, two particleboard production facilities and one medium density fibreboard (MDF) production facility in the United Kingdom (UK), and one OSB mill in Belgium and is the UK’s largest panel producer. The Company reports its operations in two geographic segments, North America and Europe, with 77% of its panel production capacity in North America and 23% in Europe. Norbord’s business strategy is focused entirely on the wood-based panels sector – in particular OSB – in North America, Europe and Asia. Norbord employed approximately 2,750 people at December 31, 2017.
The table below summarizes the estimated annual production capacity (installed capacity), in millions of square feet (MMsf) (3⁄8-inch basis), at year-end for each mill:

(MMsf–3/8”)	Estimated Annual Capacity at Year-End 2017
OSB
100 Mile House, British Columbia	440
Barwick, Ontario	510
Bemidji, Minnesota	470
Chambord, Quebec(1)	470
Cordele, Georgia	990
Genk, Belgium	450
Grande Prairie, Alberta	730
Guntown, Mississippi	450
High Level, Alberta	860
Huguley, Alabama(2)	500
Inverness, Scotland(3)	720
Jefferson, Texas	415
Joanna, South Carolina	650
La Sarre, Quebec	375
Nacogdoches, Texas	380
8,410
Particleboard
Cowie, Scotland	405
South Molton, England	160
565
MDF
Cowie, Scotland	380
380

Total Panels	9,355

(1)
In November 2016, Norbord exchanged ownership of its Val-d’Or OSB mill for Louisiana-Pacific Corporation’s curtailed Chambord OSB mill (the Asset Exchange). Production at Chambord has been curtailed since the third quarter of 2008.

(2)	In January 2009, Norbord indefinitely curtailed production at its Huguley, Alabama OSB mill. The mill subsequently resumed operations in October 2017.

(3)	During the fourth quarter of 2017, the estimated annual capacity increased from 395 MMsf-3/8" based on the substantial completion of the Inverness expansion project.

Exhibit 99.2

MERGER WITH AINSWORTH
On March 31, 2015, Norbord completed its merger with Ainsworth Lumber Co Ltd. (Ainsworth) (the Merger). The Merger created the largest global OSB producer and brought together Norbord’s manufacturing cost leadership with Ainsworth’s track record of innovation in product development. It also allows Norbord to better serve the Company’s North American customers as well as gain access to growing Asian markets.
In 2015, the Company elected not to account for the Merger as a business combination under IFRS 3, Business Combinations, as the transaction represents a combination of entities under common control of Brookfield. Accordingly, the book values of the two entities were combined and no adjustments were made to reflect fair values or to recognize any new assets or liabilities of either entity.
Post-Merger, Norbord and Ainsworth operate as a single company; this MD&A reviews the combined company’s performance for the years ended December 31, 2015, 2016 and 2017.

STRATEGY
Norbord’s business strategy is focused entirely on the wood panels sector – in particular OSB – in North America and Europe. Norbord’s financial goal is to achieve top-quartile ROCE among North American forest products companies over the business cycle and the Company believes it has met this goal.
Protecting the balance sheet is an important element of Norbord’s financing strategy. Management believes that its record of superior operational performance, disciplined capital allocation and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions). In this regard, Norbord accomplished the following in 2017:

Financial Goal	2017 Accomplishments
1. Generate cash.	•	Achieved Adjusted EBITDA of $672 million and ROCE of 45%.
	•	Increased North American Adjusted EBITDA to $638 million from $352 million in 2016, benefiting from 31% higher average North Central benchmark OSB prices during the year.
	•	European Adjusted EBITDA was steady at $41 million despite significantly higher resin prices and start-up of the new Inverness, Scotland line.
	•	Generated operating cash flow of $608 million, almost double from $313 million in 2016.
2. Protect the balance sheet.	•
Moody’s Investors Service upgraded the Company's issuer credit rating from Ba2 to Ba1 and Standard & Poor’s Ratings Services upgraded from BB- to BB. DBRS confirmed at BB and upgraded its outlook from Negative to Stable.

•
Ended the year with unutilized liquidity of $592 million (including $241 million in cash and cash equivalents), net debt to capitalization on a book basis of 21% and tangible net worth of $1,248 million.

Exhibit 99.2

The table below summarizes the six key components of Norbord’s business strategy and its performance in each area in 2017:
Strategic Priority	2017 Performance
1. Develop a world-class safety culture.	•	Completed Occupational Safety and Health Administration (OSHA) recordable injury-free year at four mills (Genk, Belgium; Huguley, Alabama; Jefferson, Texas; and La Sarre, Quebec).
	•	Recertified Bemidji, Minnesota; Nacogdoches, Texas and Cowie, Scotland mills under Norbord's Safety Star program.
	•	Achieved an overall OSHA injury rate of 0.74 for 2017, matching best-ever performance.
2. Pursue growth in OSB.	•	Increased production volume at North American OSB and European panel mills by 4% and 3%, respectively, over 2016.
•
Set annual production records at nine of 15 operating mills: Bemidji, Minnesota; Cordele, Georgia; Grande Prairie, Alberta; High Level, Alberta; Jefferson, Texas; La Sarre, Quebec; Nacogdoches, Texas; Genk, Belgium and Cowie, Scotland.

•
Substantially completed construction of European OSB capacity modernization and expansion in Inverness, Scotland in the fourth quarter of 2017. The new line started up in October 2017, with no disruption to existing production capacity.

	•	Restarted previously curtailed Huguley, Alabama mill in October 2017 to meet customer demand.
•
Secured long-term wood supply and 8-year labour contract for curtailed Chambord, Quebec mill. Evaluating capital investment required to prepare mill for eventual restart when warranted by customer demand.

3. Own high-quality assets with low-cost positions.	•	Completed fifth year of capital reinvestment strategy, focused on improving productivity and reducing manufacturing costs.
•
North American and European panel cash production costs per unit (excluding mill profit share) increased by 5% and 11%, respectively, as improved productivity and raw material usage were more than offset by higher resin prices and the pre-operating costs at Huguley, Alabama and Inverness, Scotland.

4. Maintain a margin-focused operating culture.	•
Generated $12 million in Margin Improvement Program (MIP) gains across the Company from improved productivity and lower raw material usage, despite offset from higher maintenance costs incurred to ensure mill production reliability in strong markets.

5. Focus on growth customers through best-in-class service and product development.	•	Increased North American shipments by 3% with 17% growth in specialty products volume.
	•	Specialty products, which encompass industrial and export end uses, now represent 25% of total shipments, up from 22% in 2016.
	•	Increased European OSB shipments by 5% with key UK and German market volumes up by 7% and 4%, respectively.
6. Allocate capital with discipline.	•
Invested $253 million in capital projects (including $101 million for Inverness expansion and $37 million for Huguley restart) to maintain the Company’s assets and high standards for environmental and safety performance, improve production efficiency and reduce manufacturing costs.

	•	Increased quarterly dividend three times (from C $0.10 to C $0.60) during the year and paid dividends of $101 million.
	•	Permanently repaid $200 million senior secured debt at maturity in February 2017.

Exhibit 99.2

SUMMARY

(US $ millions, except per share information, unless otherwise noted)	2017	2016	2015
SALES AND EARNINGS
Sales	2,177	1,766	1,509
Operating income	549	280	31
Adjusted EBITDA(1)	672	385	125
Earnings (loss)	436	183	(56)
Adjusted earnings (loss)(1)	389	174	(12)
PER COMMON SHARE EARNINGS
Earnings (loss), basic(2)	5.06	2.14	(0.66)
Adjusted earnings (loss), basic(1,3)	4.51	2.03	(0.14)
Dividends declared(4)	1.50	0.40	0.70
BALANCE SHEET
Total assets	2,103	1,799	1,635
Long-term debt(5)	548	746	745
Net debt for financial covenant purposes(1)	333	619	751
Net debt to capitalization, market basis(1)	11%	25%	32%
Net debt to capitalization, book basis(1)	21%	41%	51%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	6,066	5,888	5,497
Europe	1,867	1,779	1,740
Indicative average OSB price
North Central ($/Msf–7/16”)	353	269	209
South East ($/Msf–7/16”)	330	245	187
Western Canada ($/Msf–7/16”)	326	234	169
Europe (€/m3)(6)	239	233	224
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	45%	27%	9%
Return on equity (ROE)(1)	47%	30%	(2)%
Cash provided by operating activities	608	313	24
Cash provided by operating activities per share(1)	7.05	3.66	0.28

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Basic and diluted earnings (loss) per share are the same except diluted earnings per share for 2017 is $5.03 and 2016 is $2.13.

(3)	Basic and diluted Adjusted earnings (loss) per share are the same except diluted Adjusted earnings per share for 2017 is $4.49 and 2016 is $2.02.

(4)	Dividends declared per share stated in Canadian dollars.

(5)	Includes current and non-current long-term debt.

(6)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Total sales increased by $411 million or 23% in 2017 due to higher North American prices, higher European panel prices and an increase in shipment volumes in both North America and Europe.
North American OSB demand continues to improve, driven by a gradual rebound in new home construction and strong growth in repair-and-remodel and industrial end uses. US housing starts were approximately 1.20 million in 2017, up 3% compared to 2016, with single-family starts 9% higher. The North American North Central OSB benchmark price averaged $353 per thousand square feet (Msf) (7/16-inch basis) in 2017, up 31% versus 2016, while the South East OSB benchmark price averaged $330 per Msf, up 35% versus 2016, and the Western Canada OSB benchmark price averaged $326 per Msf, up 39% versus 2016. Supported by increased mill productivity, Norbord's North American shipment volume increased 3% in 2017 to meet improving customer demand.

Exhibit 99.2

Norbord’s European panel business continued to generate steady financial results despite the continued uncertainty from the “Brexit” referendum result (UK withdrawal from the European Union), as economic fundamentals in the Company’s core markets in the UK and Germany remain strong. In response to improving demand and supported by increased mill productivity, the European operations increased shipment volume by 5% in 2017.
Against this market backdrop, Norbord generated operating income of $549 million in 2017, up significantly from $280 million in 2016, and Adjusted EBITDA of $672 million in 2017 versus $385 million in 2016 primarily due to higher North American OSB and European panel prices and increased shipment volumes, partially offset by higher resin prices, higher profit share costs attributed to higher earnings, higher maintenance costs, and costs related to preparing the Huguley, Alabama mill for restart. On the controllable side of the business, Norbord generated $12 million of MIP gains in 2017, measured relative to 2016 at constant prices and exchange rates, primarily from improved productivity and lower raw material usage despite offset from higher maintenance costs incurred to ensure mill production reliability in strong markets.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2017	2016	2015
Earnings (loss)	$436	$183	$(56)
Add: Finance costs	32	52	55
Add: Depreciation and amortization	107	94	86
Add: Income tax expense (recovery)	81	61	(27)
Add: Loss on disposal of assets	12	—	1
Add: Stock-based compensation and related costs	3	2	2
Add: Pre-operating costs related to Inverness project	1	—	—
Less: Gain on Asset Exchange	—	(16)	—
Add: Merger transaction costs	—	—	8
Add: Severance costs related to Merger	—	—	2
Add: Other costs incurred to achieve Merger synergies	—	8	5
Add: Costs related to High Level fire	—	1	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	25
Add: Foreign exchange on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)
Adjusted EBITDA(1)	$672	$385	$125

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Norbord recorded earnings of $436 million ($5.06 per basic share and $5.03 per diluted share) in 2017 versus $183 million ($2.14 per basic share and $2.13 per diluted share) in 2016. Excluding the impact of non-recurring or other items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $389 million ($4.51 per basic share and $4.49 per diluted share) in 2017, compared to $174 million ($2.03 per basic share and $2.02 per basic diluted share) in 2016. Adjusted earnings improved in 2017 primarily due to significantly higher North American OSB prices and shipment volumes.

Exhibit 99.2

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2017	2016	2015
Earnings (loss)	$436	$183	$(56)
Add: Loss on disposal of assets	12	—	1
Add: Stock-based compensation and related costs	3	2	2
Add: Pre-operating costs related to Inverness project	1	—	—
Less: Gain on Asset Exchange	—	(16)	—
Add: Merger transaction costs	—	—	8
Add: Severance costs related to Merger	—	—	2
Add: Other costs incurred to achieve Merger synergies	—	8	5
Add: Costs related to High Level fire	—	1	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	25
Add: Foreign exchange on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)
Add: Reported income tax expense (recovery)	81	61	(27)
Adjusted pre-tax earnings (loss)	533	239	(16)
Less: Income tax (expense) recovery at statutory rate(1)	(144)	(65)	4
Adjusted earnings (loss)(2)	$389	$174	$(12)

(1)	Represents Canadian combined federal and provincial statutory rate.

(2)	Non-IFRS measure; see Non-IFRS Financial Measures section.
Pre-tax ROCE was 45% compared to 27% in the prior year. ROCE is a non-IFRS measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it interprets ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management (see Non-IFRS Financial Measures section). Over the past three years, Norbord’s ROCE has ranged from 9% to 45% and has averaged 24% over the past 15 years. Norbord remains well positioned to benefit from the continued US housing market recovery and growing demand in the Company’s core European markets in the years ahead.
2016 COMPARISON AGAINST 2015
In 2016, sales increased by $257 million or 17% from 2015. In North America, sales increased by 29% due to higher prices and a 7% increase in shipment volumes. Average North Central, South East and Western Canada OSB benchmark prices increased by $60, $58 and $65 per Msf, respectively, which represent increases of 29%, 31% and 38%, respectively, compared to 2015. In Europe, sales decreased by 11% due primarily to the foreign exchange impact of a weaker Pound Sterling relative to the US dollar and lower panel prices, offset partially by an increase in shipment volumes.
Against this market backdrop, Norbord generated operating income of $280 million in 2016, up significantly from $31 million in 2015, and Adjusted EBITDA of $385 million in 2016 versus $125 million in 2015 primarily due to higher North American OSB prices, increased shipment volumes, lower resin and energy prices, and improved raw material usages partially offset by higher profit share costs attributed to higher earnings and higher supplies and maintenance costs. On the controllable side of the business, Norbord generated $15 million of MIP gains in 2016, measured relative to 2015 at constant prices and exchange rates, primarily from improved productivity and lower raw material usage despite offset from higher maintenance-related costs.
Norbord recorded earnings of $183 million ($2.14 per basic share and $2.13 per diluted share) in 2016 versus a loss of $56 million ($0.66 loss per basic and diluted share) in 2015. Excluding the impact of non-recurring items (which includes the gain on the Asset Exchange, costs related to the Ainsworth Notes, which were redeemed prior to maturity in the second quarter of 2015, severance and other costs incurred to achieve Merger synergies, and Merger transaction costs) or other items, and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $174 million ($2.03 per basic share and $2.02 per diluted share) in 2016 compared to an Adjusted loss of $12 million ($0.14 per basic and diluted share) in 2015. Adjusted earnings improved in 2016 primarily due to significantly higher North American OSB prices and shipment volumes.

Exhibit 99.2

OUTLOOK FOR 2018
US housing starts remain below the long-term annual average of 1.5 million and are recovering more gradually than in any prior cycle. Industry experts are forecasting US housing starts ranging from 1.26 million to 1.31 million in 2018, with an average of 1.28 million which would represent an increase of 7% over 2017. In addition, Norbord expects continued solid growth in repair-and-remodel and industrial demand in 2018. According to the APA – The Engineered Wood Association (APA), the North American OSB industry produced approximately 22.7 Bsf (3/8-inch basis) in 2017, which is approximately 91% of the OSB industry's operating production capacity. Most industry experts expect this ratio to remain stable in 2018, with improving demand absorbing the additional supply from the five mills expected to come online. Although Norbord has secured a long-term wood supply and a renewed union contract, the Company does not currently expect to restart its indefinitely curtailed mill in Chambord, Quebec in 2018. The Company has not set a restart date and will only do so when it is sufficiently clear that customers require more product.
The economic fundamentals in Norbord’s core European markets (UK, Germany, BeNeLux) continue to recover. UK housing starts were 5% higher than the prior year while German housing starts pulled back slightly after eight years of consecutive growth. Due to the weakened Pound Sterling after the Brexit referendum, the cost of imported panels has been rising, which is making UK domestically produced panels more competitive. Norbord expects to continue to run all panel mills at capacity except for the new, larger line in Inverness as it continues to ramp up production after starting up during the fourth quarter of 2017.
On the input cost side, raw material prices are expected to rise modestly in 2018 as resin, natural gas, wax and electricity prices are anticipated to rise with increasing oil prices. As in previous years, Norbord will continue to pursue aggressive MIP initiatives to reduce raw material usage and improve productivity to offset inflation and other uncontrollables in its manufacturing cost structure.
Norbord is planning to make capital investments of $175 million in 2018 for maintenance of business projects and projects focused on reducing manufacturing costs and increasing productivity across the Company’s mills, as well as advancing the Company's specialty products strategy.
Norbord’s competitive cost position, diversified sales strategy and solid customer partnerships leave the Company well positioned for the continuing recovery in housing markets, and Norbord expects it will benefit from stronger OSB demand in the years ahead.
RESULTS OF OPERATIONS

(US $ millions, unless otherwise noted)	2017	2016
Sales	2,177	1,766
Adjusted EBITDA(1)	672	385
Adjusted EBITDA margin(1)	31%	22%
Depreciation and amortization	107	94
Additions to property, plant and equipment and intangible assets	257	107
Shipments (MMsf–3/8”)	7,933	7,667
Indicative Average OSB Price
North Central ($/Msf–7/16”)	353	269
South East ($/Msf–7/16”)	330	245
Western Canada ($/Msf–7/16”)	326	234
Europe (€/m3)(2)	239	233

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	European indicative average OSB price represents the gross delivered price to the largest continental market.

Markets
North America is the principal market destination for Norbord’s products. North American OSB comprised 76% of Norbord’s panel shipments in 2017. Therefore, results of operations are most affected by changes in North American OSB prices and demand. However, Norbord continues to execute on its recent strategy of expanding North American sales of OSB into new specialty applications to complement the existing strong commodity products business. Europe comprised 24% of total shipments

Exhibit 99.2

in 2017. European panel prices have historically been less volatile than North American prices, and therefore affect Norbord’s results to a lesser degree.
Shipments

(MMsf–3/8”)	2017	2016
North America	6,066	5,888
Europe	1,867	1,779
Total	7,933	7,667
North America
According to the APA, new home construction is the primary end use for the OSB industry in North America, accounting for approximately 56% of OSB consumption in 2017. US housing starts were approximately 1.20 million in 2017, up 3% from 1.17 million in 2016, and the December seasonally adjusted annualized pace of permits, the more forward-looking indicator, was 1.30 million. Single-family starts (which use approximately three times more OSB than multi-family) increased by 9%, and represented 71% of total starts, up from 67% in 2016. Despite the significant rebound in new home construction since the low of 0.55 million in 2009, US housing starts remain below the long-term annual average of 1.5 million. For context, 100,000 housing starts consume approximately 1 Bsf (3/8-inch basis) of structural panels (OSB and plywood).
According to the APA, North American OSB production increased by 4% in 2017 to approximately 22.7 Bsf (3/8-inch basis), representing 67% of total North American structural panel production and 91% of the OSB industry’s operating production capacity (84% of industry installed capacity). This compares to an estimated operating rate of 88% in 2016. Plywood production, the other main structural panel, increased by 2% to approximately 11.0 Bsf (3/8-inch basis).
North American benchmark OSB prices improved significantly in 2017. OSB prices moved steadily higher for most of the year and reached multi-year highs in the fall following hurricanes in the US South that temporarily pushed demand even further. The North Central benchmark OSB price ranged from a low of $270 per Msf (7⁄16-inch basis) in February to a high of $455 per Msf in October, finished the year at $305 per Msf, and averaged $353 per Msf for the year. The table below summarizes benchmark OSB prices by region for the relevant years:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	2017 ($/Msf-7/16”)	2016 ($/Msf-7/16”)
North Central	14%	$353	$269
South East	38%	330	245
Western Canada	30%	326	234

(1)	Excludes the indefinitely curtailed Chambord, Quebec mill which represents 6% of estimated annual capacity.
Norbord’s North American shipment volume increased by 3% in 2017. Approximately half of Norbord’s sales volume went to the new home construction sector in 2017, in line with the previous year. The other half went into repair-and-remodelling, light commercial construction and specialty applications (which include industrial and export end uses). Management believes that this diversification provides opportunities to maximize profitability while limiting the Company’s relative exposure to the new home construction segment during periods of soft housing activity. Management expects the Company’s sales volume to the new home construction sector will continue to grow as US housing recovers to more normal levels.
Europe
In Europe, Norbord’s core panel markets remained strong, with continued OSB demand growth in both the UK and Germany. In the UK, where three of Norbord’s four European mills are located, GDP growth was 2%, unemployment remained below 5% and housing starts activity improved. In Germany, Norbord’s largest continental European market, GDP growth increased while housing starts pulled back slightly after eight years of consecutive growth. In this improving environment, Norbord’s European shipment volume increased by 5% and in local currency terms, average panel prices for the full year improved 11% from 2016.
Historically, the UK has been a net importer of panel products and Norbord is the largest domestic producer. A weaker Pound Sterling relative to the Euro is advantageous to Norbord’s primarily UK-based operations as it improves sales opportunities within the UK and supports Norbord’s export program into the continent. In 2017, the Pound Sterling weakened from a high of 1.20 to a low of 1.08 versus the Euro and averaged 1.14 compared to 1.23 in 2016.

Exhibit 99.2

Sales

(US $ millions)	2017	2016
North America	$1,747	$1,361
Europe	430	405
Total	$2,177	$1,766
Total sales increased by $411 million or 23% in 2017. In North America, sales increased by 28% due to higher prices and a 3% increase in shipment volumes. Average North Central, South East and Western Canada OSB benchmark prices increased by $84, $85 and $92 per Msf, respectively, which represents an increase of 31%, 35% and 39%, respectively, compared to 2016. In Europe, sales increased by 6% due to higher panel prices and a 5% increase in shipment volumes, partially offset by the foreign exchange impact of a weaker Pound Sterling relative to the US dollar.
Production

(MMsf–3/8”)	2017	2016
North America	6,133	5,900
Europe	1,825	1,780
Total	7,958	7,680
Total production volume increased by 4% or 278 MMsf (3⁄8-inch basis). The Company ramped up its North American capacity to meet increased OSB demand and its European panel mills continued to run on full production schedules.
North America
North American production volume increased by 4% or 233 MMsf (3⁄8-inch basis) in 2017 due to productivity gains across the Company’s operating mills and the additional production from the Huguley, Alabama mill that restarted in October 2017. Annual production records were achieved at seven OSB mills including Bemidji, Minnesota; Cordele, Georgia; Grande Prairie, Alberta; High Level, Alberta; Jefferson, Texas; La Sarre, Quebec; and Nacogdoches, Texas.
During the fourth quarter of 2017, production at the Huguley, Alabama mill resumed to meet customer demand. The mill had been curtailed since the first quarter of 2009. Production has remained indefinitely suspended at the Chambord, Quebec mill (acquired through the Asset Exchange) since the third quarter of 2008. Norbord does not currently expect to restart the Chambord mill in 2018, but will continue to monitor market conditions. This mill represents 6% of Norbord’s annual estimated capacity in North America.
Excluding the Chambord mill and the portion of the year that the Huguley mill was curtailed, Norbord’s operating mills produced at 96% of their stated capacity in 2017 compared to 94% in 2016. Including the indefinitely curtailed mills, Norbord’s mills produced at 85% of installed capacity in 2017, compared to 83% in 2016.
British Columbia Wildfires
On July 10, 2017, Norbord announced that its mill in 100 Mile House, British Columbia had temporarily suspended production due to wildfires burning nearby in the region. The mill resumed operation approximately two weeks later. Although the wildfires impacted the mill’s production volume, the curtailment did not materially impact Norbord’s results.
Quebec Mill Exchange
On October 28, 2016, the Company reached an agreement with Louisiana-Pacific Corporation (LP) to exchange OSB mills in the province of Quebec for no cash consideration. The Asset Exchange closed on November 3, 2016, with the Company swapping ownership of its mill in Val-d’Or for LP’s mill in Chambord. Production at both mills has been curtailed for a number of years. The Chambord mill has an estimated annual capacity of 470 MMsf (3⁄8-inch basis) and the Val-d’Or mill has an estimated annual capacity of 340 MMsf (3⁄8-inch basis).
Europe
European production volume increased by 3% or 45 MMsf (3⁄8-inch basis). Annual production records were achieved at the OSB mill in Genk, Belgium and the MDF line at Cowie, Scotland. All of Norbord’s panel mills ran on full production schedules excluding maintenance and holiday shutdowns and produced at 99% of installed capacity in 2017 (excluding the portion of the year that the new OSB line at Inverness, Scotland was being constructed). During the fourth quarter of 2017, Norbord’s stated annual production capacity was increased by 325 MMsf (3/8-inch basis), reflecting the substantial completion of the new OSB line at Inverness, Scotland. Capacity utilization was 99% in 2016.

Exhibit 99.2

Operating Results

Adjusted EBITDA(1) (US $ millions)	2017	2016
North America	$638	$352
Europe	41	41
Unallocated	(7)	(8)
Total	$672	$385

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Norbord generated Adjusted EBITDA of $672 million in 2017, compared to $385 million in 2016. North American operations generated Adjusted EBITDA of $638 million compared to $352 million in the prior year. Norbord’s European operations generated Adjusted EBITDA of $41 million in both years.
North America
Norbord’s North American Adjusted EBITDA increased by $286 million primarily due to higher OSB prices as well as higher shipment volumes with a partial offset from higher resin prices, costs related to preparing the Huguley, Alabama mill for restart, higher profit share costs attributed to higher earnings, and higher maintenance costs.
Europe
Norbord’s European operations delivered another solid year, benefiting from continued strong demand in the Company’s core UK and German markets. Adjusted EBITDA was in line with the prior year as higher average panel prices and shipment volumes were offset by higher resin prices and costs related to starting up the new line at the Inverness, Scotland OSB mill.
Adjusted EBITDA Variance
The components of the Adjusted EBITDA change are summarized in the variance table below:

(US $ millions)	2017 vs. 2016
Adjusted EBITDA – current period	$672
Adjusted EBITDA – comparative period	385
Variance	287
Mill nets(1)	363
Volume(2)	22
Key input prices(3)	(37)
Key input usage(3)	—
Mill profit share and bonus	(15)
Other operating costs and foreign exchange(4)	(46)
Total	$287

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to prepare the Huguley mill for restart and costs to start up the new Inverness line.

On the sales side, housing market activity, particularly in the US, influences OSB demand and pricing. Fluctuations in North American OSB demand and prices significantly affect Norbord’s results. In North America, sales increased by 28% primarily due to stronger OSB prices and higher shipment volumes. In Europe, sales increased by 6% due to stronger average panel prices and higher shipment volumes.
On the cost side, fluctuations in uncontrollable raw material prices significantly impact operating costs. In 2017, average resin prices were significantly higher than the prior year in both North America and Europe. Resin prices are indexed to widely used industrial chemicals derived from oil and gas products. North American and European fibre prices were slightly higher in 2017. Norbord does not own any timberlands; therefore, it purchases timber and wood chips as well as recycled wood materials on the open market in competition with other users of such resources, where prices are influenced by factors beyond Norbord’s control.
The Company realized MIP gains of $12 million in 2017 measured relative to 2016 at constant prices and exchange rates. Contributions to MIP included improved productivity and lower raw material usage partially offset by higher maintenance costs incurred to ensure mill production reliability in strong markets as well as costs associated with executing on strategic initiatives.

Exhibit 99.2

These costs include adding in-house technical and engineering expertise to support the execution of capital projects, in addition to investing in sales, marketing and production resources and capabilities to execute on the Company's North American specialty products strategy.
In 2017, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 5% over the prior year as improved productivity gains were more than offset by higher resin prices and the costs to prepare the Huguley, Alabama mill for restart.
FINANCE COSTS, DEPRECIATION AND AMORTIZATION, AND INCOME TAX

(US $ millions)	2017	2016
Finance costs	$(32)	$(52)
Depreciation and amortization	(107)	(94)
Income tax expense	(83)	(61)

Finance Costs
Finance costs decreased in 2017 compared to 2016 primarily due to the repayment of the $200 million senior secured notes in February 2017 as well as $7 million in interest costs capitalized on qualifying assets.
The effective interest rate on Norbord’s debt-related obligations was 5.9% as at December 31, 2017 and 6.4% as at December 31, 2016.
Depreciation and Amortization
Depreciation expense in 2017 was $13 million higher compared to 2016 primarily due to higher production volumes as the Company uses the units-of-production method for its production equipment and higher level of investment in production equipment. Amortization expense is in line with 2016.
Income Tax
A tax expense of $83 million was recorded in 2017 on the pre-tax earnings of $517 million and a tax expense of $61 million was recorded in 2016 on the pre-tax earnings of $244 million. The effective tax rate differs from the Canadian statutory rate principally due to rate differences on foreign activities, fluctuations in relative currency values and the recognition of certain non-recurring income tax recoveries. In addition, as a result of the US Tax Reform bill enacted in December 2017, the Company recognized a net income tax recovery of $35 million due to the impact of the US federal tax rate reduction from 35% to 21% on the remeasurement of deferred tax assets and liabilities.
In 2017 and 2016, the Company made net cash tax payments of $2 million.
At December 31, 2017, the Company had operating loss carryforwards for tax purposes of €32 million from operations in Belgium which can be carried forward indefinitely to offset future taxable income in Belgium. The Company also has operating loss carryforwards for tax purposes of C $22 million and US $149 million from operations in Canada and the US, respectively, which expire between 2026 and 2037. In addition, the Company has capital losses of C $126 million which can be carried forward indefinitely. These loss carryforwards may be utilized over the next several years to eliminate cash taxes otherwise payable and will preserve future cash flows. Certain deferred tax assets in respect of tax losses and other attributes have been recognized and included in deferred income taxes in the consolidated financial statements. The Company reviews its deferred income tax assets at each balance sheet date and reduces the amount recognized to the extent, in the judgement of management, it is not probable to be realized.
LIQUIDITY AND CAPITAL RESOURCES

(US $ millions, except per share information, unless otherwise noted)	2017	2016
Cash provided by operating activities	$608	$313
Cash provided by operating activities per share(1)	7.05	3.66
Operating working capital	127	118
Total working capital	295	278
Additions to property, plant and equipment and intangible assets	257	107
Net debt to capitalization, market basis(1)	11%	25%
Net debt to capitalization, book basis(1)	21%	41%

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

Exhibit 99.2

At year-end, the Company had unutilized liquidity of $592 million, comprising $241 million in cash and cash equivalents, $226 million in revolving bank lines and $125 million undrawn under its accounts receivable securitization program. Norbord has no investments in, or other direct exposure to, US sub-prime mortgages, US auction rate securities or Canadian asset-backed commercial paper.
The Company’s outstanding long-term debt has a weighted average term of 4.3 years. Norbord’s net debt for financial covenant purposes was $333 million at December 31, 2017, which includes long-term debt of $555 million less cash and cash equivalents of $241 million plus letters of credit of $19 million.
Senior Secured Notes Due 2017
In February 2017, the Company permanently repaid its $200 million senior secured notes upon maturity using cash on hand and temporary drawings on the accounts receivable securitization program which were repaid in the second quarter.
Senior Secured Notes Due 2020
The Company’s $240 million senior secured notes due December 2020 bear an interest rate of 5.375%.
Senior Secured Notes Due 2023
The Company’s $315 million senior secured notes due April 2023 bear an interest rate of 6.25%.
Revolving Bank Lines
The Company has an aggregate commitment of $245 million which bears interest at money market rates plus a margin that varies with the Company’s credit rating. The maturity date of the aggregate commitment is May 2019. The bank lines are secured by a first lien on the Company’s North American OSB inventory and property, plant and equipment. This lien is shared pari passu with the holders of the 2020 and 2023 senior secured notes.
The bank lines contain two quarterly financial covenants: minimum tangible net worth of $500 million and maximum net debt to total capitalization, book basis, of 65%. For the purposes of the tangible net worth calculation, the following adjustments have been made as at year-end:

●	the IFRS transitional adjustments to shareholders’ equity of $21 million at January 1, 2011 are added back;

●	changes to other comprehensive income subsequent to January 1, 2011 are excluded;

●	intangible assets (other than timber rights and software acquisition and development costs) are excluded; and

●	the impact of the change in functional currency of Ainsworth on shareholders’ equity of $155 million is excluded.
Net debt for financial covenant purposes includes total debt, principal amount excluding any drawings on the accounts receivable securitization program, less cash and cash equivalents, plus letters of credit issued and any bank advances. At year-end, the Company’s tangible net worth was $1,248 million and net debt for financial covenant purposes was $333 million. Net debt to capitalization, book basis, was 21%. The Company was in compliance with the financial covenants at year-end.

Exhibit 99.2

Norbord’s capital structure at period-end consisted of the following:

(US $ millions)	Dec 31, 2017	Dec 31, 2016
Long-term debt, principal value	$555	$755
Less: Cash and cash equivalents	(241)	(161)
Net debt	314	594
Add: Letters of credit	19	25
Net debt for financial covenant purposes	$333	$619
Shareholders’ equity	$1,019	$650
Add: Other comprehensive income change(1)	53	79
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth for financial covenant purposes	$1,248	$905
Total capitalization	$1,581	$1,524
Net debt to capitalization, market basis	11%	25%
Net debt to capitalization, book basis	21%	41%

(1)	Cumulative subsequent to January 1, 2011.
Debt Issue Costs
Amortization expense related to debt issue costs for 2017 was $2 million (2016 – $2 million).
Accounts Receivable Securitization
The Company has a $125 million multi-currency accounts receivable securitization program with a third-party trust sponsored by a highly rated Canadian financial institution. The program is revolving and has an evergreen commitment subject to termination on 12 months’ notice. Under the program, Norbord has transferred substantially all of its present and future trade accounts receivable to the trust on a fully serviced basis for proceeds consisting of cash and deferred purchase price. However, the asset derecognition criteria under IFRS have not been met and the transferred accounts receivable remain recorded as an asset.
At year-end, Norbord had transferred but continued to recognize $153 million in trade accounts receivable, and recorded drawings of $nil relating to this financing program as other long-term debt. The level of accounts receivable transferred under the program fluctuates with the level of shipment volumes, product prices and foreign exchange rates. The amount Norbord chooses to draw under the program at any point in time depends on the level of accounts receivable transferred, timing of cash settlements and fluctuates with the Company’s cash requirements. Any drawings are presented as other long-term debt on the balance sheet and are excluded from the net debt to capitalization calculation for financial covenant purposes. The utilization charge, which is based on money market rates plus a margin, and other program fees are recorded as finance costs. During 2017, the utilization charge on drawings ranged from 1.5% to 2.6%.
The securitization program contains no financial covenants. However, the program is subject to minimum credit rating requirements. The Company must maintain a long-term issuer credit rating of at least single B(mid) or the equivalent. As at February 1, 2018, Norbord’s ratings were BB (DBRS), BB (Standard & Poor’s Ratings Services) and Ba1 (Moody’s Investors Service).
Other Liquidity and Capital Resources
Operating working capital, consisting of accounts receivable, inventory and prepaids less accounts payable and accrued liabilities, increased by $9 million during the year to $127 million at year-end, compared to $118 million at December 31, 2016. The year-over-year increase was primarily due to higher accounts receivable and inventory partially offset by higher accounts payable and accrued liabilities. Higher accounts receivable was primarily attributed to higher North American pricing and shipment volumes. Higher inventory is a result of better weather conditions for building seasonal log inventory at the northern mills, higher finished goods due to timing of shipments attributed to weather conditions and higher operating and maintenance supplies associated with the new Inverness, Scotland line and restarted Huguley, Alabama mill. Higher accounts payable and accrued liabilities were primarily attributed to higher mill profit share accruals attributed to higher earnings, higher accrued capital expenditures and the timing of payments. The Company aims to minimize the amount of capital held as operating working capital and continued to manage it at minimal levels throughout the year.

Exhibit 99.2

Total working capital, which includes operating working capital plus cash and cash equivalents and taxes receivable less taxes payable, was $295 million as at December 31, 2017, compared to $278 million at December 31, 2016. The increase is primarily attributed to the higher cash balance and operating working capital, partially offset by the higher taxes payable.
Operating activities generated $608 million of cash or $7.05 per share in 2017, compared to $313 million or $3.66 per share in 2016. The significantly higher cash generation is mainly attributed to the higher Adjusted EBITDA in 2017.
The following table summarizes the aggregate amount of future cash outflows for contractual obligations:

						Payments Due by Period
(US $ millions)	2018	2019	2020	2021	2022	Thereafter	Total
Long-term debt, including interest	$33	$33	$273	$19	$19	$325	$702
Purchase commitments	100	76	11	5	5	5	202
Operating leases	5	4	3	2	1	2	17
Reforestation obligations	2	—	—	—	—	1	3
Total	$140	$113	$287	$26	$25	$333	$924
Note: The above table does not include pension and post-employment benefits plan obligations, which are discussed in the Risks and Uncertainties – Defined Benefit Pension Plan Funding section.

INVESTMENTS
Investment in Property, Plant and Equipment

(US $ millions)	2017	2016
Increased productivity and cost reduction	$103	$38
Inverness project	101	33
Maintenance of business	34	21
Environmental and safety	8	8
Capitalized interest	7	1
Total	$253	$101
The focus of the Company’s capital reinvestment strategy is to improve production efficiency, reduce manufacturing costs and maintain the Company's assets and high standards for environmental and safety performance. Investment in property, plant and equipment in 2017 was $253 million ($257 million including intangible assets) including $7 million of capitalized interest, representing approximately 236% of depreciation and amortization (107% excluding the capital expenditure on the Inverness, Scotland project and the Huguley, Alabama restart).
Key 2017 projects included the Inverness project (described below), completion of the investment to restart the Huguley, Alabama mill in October 2017, and completion of the fines screening project at the La Sarre, Quebec mill. Key 2016 projects included the Inverness project, fines screening projects at the La Sarre, Quebec and Joanna, South Carolina mills, the finishing end upgrade at the High Level, Alberta mill and additional work to rebuild the press line at the then-curtailed Huguley, Alabama mill.
Norbord is planning to make capital investments of $175 million in 2018 for maintenance of business projects and projects focused on reducing manufacturing costs and increasing productivity across the mills. It will also include investments to support the Company's strategy to increase the production of specialty products for industrial and export end uses. These investments will be funded with cash on hand, cash generated from operations and, if necessary, drawings under the Company’s accounts receivable securitization program or committed revolving bank lines.
Inverness Project
In January 2016, the Board of Directors approved the investment of $135 million over the subsequent two years to modernize and expand the Company’s Inverness, Scotland OSB mill, including moving the unused second press from the Grande Prairie, Alberta mill. The project was substantially completed and the new line started up in the fourth quarter of 2017, with no disruption to existing production capacity. Capital spending of $101 million was invested in 2017 ($134 million to-date). During the year, $13 million of the Highlands & Islands Enterprise development grant was received or receivable ($16 million to-date) which offsets the Company's investment. The investment was funded with cash on hand and cash generated from operations.

Exhibit 99.2

Investment in Intangible Assets
In 2017, investment in intangible assets was $4 million and consisted of the investment in software acquisition and development costs. In 2016, investment in intangible assets was $6 million and consisted of the investment in software acquisition and development costs.
CAPITALIZATION
Common Share Information

At December 31	2017	2016
Shares outstanding (millions)	86.4	85.8
Dividends (US $ millions)	$101	$26
Market price at year-end (C $)	$42.55	$33.91
The increase in shares outstanding during 2017 was primarily related to stock option exercises. At February 1, 2018, there were 86.4 million common shares outstanding. The average daily volume traded on the Toronto Stock Exchange (TSX) during 2017 was approximately 233,000 shares compared to approximately 177,000 shares in 2016, and the average daily volume traded on the New York Stock Exchange (NYSE) was approximately 46,000 shares, up from approximately 12,000 shares since listing on February 19, 2016 to December 31, 2016.
Normal Course Issuer Bid
In October 2017, Norbord renewed its normal course issuer bid (NCIB) in accordance with TSX rules. Under the bid, Norbord may purchase up to 5,142,773 of its common shares, representing 10% of the Company’s public float of 51,427,739 common shares as of October 20, 2017, pursuant to TSX rules (a total of 86,387,210 common shares were issued and outstanding as of such date).
Purchases under the bid will terminate on the earlier of November 2, 2018, the date Norbord completes its purchases pursuant to the notice of intention to make a NCIB filed with the TSX or the date of notice by Norbord of termination of the bid. Purchases will be made on the open market by Norbord through the facilities of the TSX, the NYSE or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord will pay for any such common shares will be the market price of such shares at the time of acquisition. Common shares purchased under the bid will be cancelled. Daily purchases of common shares will not exceed 50,457 subject to the Company’s ability to make “block” purchases under the rules of the TSX. Under its prior bid that commenced on November 3, 2016 and expired on November 2, 2017, Norbord previously sought and received approval from the TSX to repurchase up to 4,280,997 common shares. Norbord did not acquire any common shares under such bid in the past 12 months.
Norbord believes that the market price of its common shares at certain times may be attractive and that the purchase of these common shares from time to time would be an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.
From time to time, when Norbord does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the purchase of common shares at times when Norbord ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Norbord’s broker will be adopted in accordance with applicable Canadian securities laws.
Dividends
Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. Under this policy, the Board of Directors has declared the following dividends:

Exhibit 99.2

(C $)	Quarterly Dividend Declared per Common Share
Q2 2013 to Q4 2014	$0.60
Q1 2015 & Q2 2015	0.25
Q3 2015 to Q1 2017	0.10
Q2 2017	0.30
Q3 2017	0.50
Q4 2017	0.60
The dividend level was decreased twice during 2015 to maintain flexibility in the Company’s capital structure as well as to fund growth and other attractive capital investment opportunities.  The dividend level was increased three times during 2017, reflecting the strength in North American benchmark OSB prices last year and resulting robust operating cash flow for the Company, the positive market outlook for the Company’s products and the continuing expectation that free cash flow will be sufficient to fund current growth and other capital investment commitments for the foreseeable future.

The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.
Stock Options
As at December 31, 2017, options on 1.4 million common shares were outstanding, with 59% vested. The exercise prices for the outstanding options range from C $6.50 to C $60.90, with expiry on various dates up to 2027. In 2017, 0.6 million stock options were exercised (2016 – 0.4 million stock options) resulting in the issuance of 0.6 million common shares (2016 – 0.4 million common shares) for total proceeds of $7 million (2016 – $4 million).
Secondary Offering
On August 2, 2017, Brookfield and the Company entered into an agreement with a syndicate of underwriters to complete a bought deal secondary offering of Norbord’s common shares (the Offering). Under the Offering, the syndicate agreed to purchase 3.6 million common shares from Brookfield at a purchase price of C $42.35 per common share. On August 9, 2017, upon the completion of the Offering, Brookfield owned, directly and indirectly, approximately 49% of Norbord's common shares. Norbord did not receive any proceeds from the Offering.
In-kind Distribution
On October 13, 2017, Brookfield completed an in-kind distribution (the Distribution) of an aggregate of 7.1 million common shares of Norbord to investors in certain of its funds. Upon completion of the Distribution, Brookfield owned and controlled approximately 40% of Norbord common shares.
TRANSACTIONS WITH RELATED PARTIES
In the normal course of operations, the Company enters into various transactions with related parties which have been measured at exchange value and recognized in the consolidated financial statements. The following transactions have occurred between the Company and its related parties during 2017:
Brookfield
As at December 31, 2017, total future costs related to a 1999 asset purchase agreement between the Company and Brookfield, for which Norbord provided an indemnity, are estimated at less than $1 million and are included in other liabilities in the consolidated balance sheets.

The Company periodically engages the services of Brookfield for various financial, real estate and other business services. In 2017, the fees for services rendered were less than $1 million (2016 – less than $1 million).

In August 2017, upon completion of the secondary offering (see Capitalization), Brookfield’s ownership decreased from approximately 53% to 49% of common shares outstanding. In October 2017, upon completion of the Distribution (see Capitalization), Brookfield’s ownership was reduced to approximately 40% of common shares outstanding.

Exhibit 99.2

Other
Sales to Asian markets are handled by Interex Forest Products Ltd. (Interex), a cooperative sales company over which Norbord, as a 25% shareholder, has significant influence. In 2017, net sales of $78 million (2016 – $62 million) were made to Interex. At year-end, $3 million (December 31, 2016 – $2 million) due from Interex was included in accounts receivable. At year-end, the investment in Interex was less than $1 million (December 31, 2016 - less than $1 million).

Compensation of Key Management Personnel
The remuneration of Directors and other key management personnel was as follows:

(US $ millions)	2017	2016
Salaries, incentives and short-term benefits	$4	$3
Share-based awards	1	1
	$5	$4

Exhibit 99.2

SELECTED QUARTERLY INFORMATION

				2017				2016
(US $ millions, except per share information, unless otherwise noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
SALES AND EARNINGS
Sales	596	578	536	467	482	453	447	384
Operating income	172	169	135	73	87	87	67	39
Adjusted EBITDA(1)	204	200	165	103	115	115	94	61
Earnings	160	130	97	49	61	55	44	23
Adjusted earnings(1)	123	121	95	50	55	58	41	20
PER COMMON SHARE EARNINGS
Earnings, basic(2)	1.85	1.51	1.13	0.57	0.71	0.64	0.51	0.27
Adjusted earnings, basic(1,3)	1.42	1.40	1.10	0.58	0.64	0.68	0.48	0.23
Dividends declared(4)	0.60	0.50	0.30	0.10	0.10	0.10	0.10	0.10
BALANCE SHEET
Total assets	2,103	1,951	1,772	1,725	1,799	1,718	1,654	1,670
Long-term debt(5)	548	548	547	547	746	746	745	745
Net debt for financial covenant purposes(1)	333	449	567	580	619	705	751	749
Net debt to capitalization, market basis(1)	11%	15%	20%	20%	25%	29%	31%	32%
Net debt to capitalization, book basis(1)	21%	28%	36%	38%	41%	45%	48%	50%
KEY STATISTICS
Shipments (MMsf–3/8”)
North America	1,562	1,537	1,536	1,431	1,601	1,463	1,487	1,337
Europe	440	474	474	479	447	438	459	435
Indicative average OSB price
North Central ($/Msf–7/16”)	379	409	330	293	285	301	264	226
South East ($/Msf–7/16”)	355	354	320	292	263	256	245	215
Western Canada ($/Msf–7/16”)	328	388	324	265	236	265	242	191
Europe (€/m3)(6)	262	233	230	226	230	235	237	230
KEY PERFORMANCE METRICS
Return on capital employed (ROCE)(1)	52%	52%	44%	29%	30%	32%	26%	18%
Return on equity (ROE)(1)	51%	58%	51%	30%	34%	41%	31%	16%
Cash provided by operating activities	222	203	144	39	130	97	83	3
Cash provided by operating activities per share(1)	2.57	2.36	1.67	0.45	1.52	1.13	0.97	0.04

(1)	Non-IFRS measure; see Non-IFRS Financial Measures section.

(2)	Basic and diluted earnings per share are the same except diluted earnings per share for Q4 2017 is $1.84, Q3 2017 is $1.50 and Q2 2017 is $1.12.

(3)	Basic and diluted Adjusted earnings per share are the same except diluted Adjusted earnings per share for Q4 2017 is $1.41, Q3 2017 is $1.39 and Q3 2016 is $0.67.

(4)	Dividends declared per share stated in Canadian dollars.

(5)	Includes current and non-current long-term debt.

(6)	European indicative average OSB price represents the gross delivered price to the largest continental market.
Quarterly results are impacted by seasonal factors such as weather and building activity. Market demand varies seasonally, as homebuilding activity and repair-and-remodelling work – the principal end uses of Norbord’s products – are generally stronger in the spring and summer months. Adverse weather can also limit access to logging areas, which can affect the supply

Exhibit 99.2

of fibre to Norbord’s operations. OSB shipment volumes and prices are affected by these factors as well as by global supply and demand conditions.
Operating working capital is typically built up in the first quarter of the year due primarily to log inventory purchases in the northern regions of North America and Europe. This inventory is generally consumed in the spring and summer months.
The demand for and the price of OSB in North America are significant variables affecting the comparability of Norbord’s results over the past eight quarters. Fluctuations in earnings during that time mirror fluctuations in the demand for and the price of OSB in North America. The Company estimates that the annualized impact on Adjusted EBITDA of a $10 per Msf (7⁄16-inch basis) change in the realized North American OSB price, when operations are running at full capacity, is approximately $59 million or $0.68 per basic share (approximately $50 million or $0.58 per basic share based on the last 12 months of production). Regional pricing variations, particularly in the Southern US and Western Canada, make the North Central benchmark price a useful, albeit imperfect, proxy for overall North American OSB pricing. Similarly in Europe, regional pricing variations and product mix also make the European OSB indicative price a useful, albeit imperfect, proxy for overall European OSB pricing. Further, premiums obtained on value-added products, the pricing lag effect of maintaining an order file, and volume and trade discounts cause realized prices to differ from the benchmarks for both North America and Europe.
Global commodity prices affect the prices of key raw material inputs, primarily wood fibre, resin, wax and energy, which had been increasing as the broader US economic recovery gained traction. Prices for resin, a petroleum-based product, generally follow global oil prices which had been trending down until the third quarter of 2016 and then trending gradually higher for the four subsequent quarters. Resin prices stabilized in the third quarter of 2017.
Norbord has significant exposure to the Canadian dollar with approximately 36% of its global panel production capacity located in Canada. The Company estimates that the favourable impact of a one-cent (US) decrease in the value of the Canadian dollar would positively impact annual Adjusted EBITDA by approximately $5 million when all six of Norbord’s Canadian OSB mills operate at full capacity.
Items not related to ongoing business operations that had a significant impact on quarterly results include:
Loss on Disposal of Assets – As a result of the increase in investments in production equipment which were placed in service in 2017, included in the fourth quarter of 2017 is a $3 million ($0.03 per basic and diluted shares) non-cash loss primarily related to maintenance parts for decommissioned production equipment. Included in the third quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss of similar costs. Included in the second quarter of 2017 is a $2 million ($0.02 per basic and diluted share) non-cash loss related to decommissioned production equipment. Included in the first quarter of 2017 is a $5 million ($0.06 per basic and diluted share) non-cash loss of similar costs (see Investment in Property, Plant and Equipment).
Stock-based Compensation and Related Costs – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of stock-based compensation and related revaluation costs. Included in the second quarter of 2017 is $1 million ($0.01 per basic and diluted share), $1 million ($0.01 per basic and diluted share) in the first quarter of 2017, $1 million ($0.01 per basic and diluted share) in the fourth quarter of 2016 and $1 million ($0.01 per basic and diluted share) in the third quarter of 2016 of similar costs.
Costs Related to Inverness Expansion Project – Included in the third quarter of 2017 is $1 million ($0.01 per basic and diluted share) of pre-operating costs related to the Inverness expansion project.
Gain on Asset Exchange – Included in the fourth quarter of 2016 is a $16 million ($0.19 per basic and diluted share) gain recognized on the Quebec Asset Exchange transaction (see Quebec Mill Exchange).
Other Costs Incurred to Achieve Merger Synergies – Included in the fourth quarter of 2016 is $1 million ($0.01 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the third quarter of 2016 is $4 million ($0.05 per basic and diluted share) of other costs incurred to achieve synergies from the Merger, including consulting and professional fees, and costs expensed to dismantle certain idle equipment at the Grande Prairie, Alberta mill which was moved to be used in the Inverness project. Included in the second quarter of 2016 is $2 million ($0.02 per basic and diluted share) of other costs incurred to achieve synergies from the Merger including consulting and professional fees. Included in the first quarter of 2016 is $1 million ($0.01 per basic and diluted share) of similar costs (see Merger with Ainsworth).

Exhibit 99.2

Costs Related to High Level Fire – Included in the second quarter of 2016 is a $1 million ($0.01 per basic and diluted share) insurance claim deductible related to the High Level fire that occurred during the quarter.
The following table reconciles Adjusted earnings to the most directly comparable IFRS measure:

(US $ millions)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Earnings	$160	$130	$97	$49	$61	$55	$44	$23
Add: Loss on disposal of assets	3	2	2	5	—	—	—	—
Add: Stock-based compensation and related costs	—	1	1	1	1	1	—	—
Add: Pre-operating costs related to Inverness project	—	1	—	—	—	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	(16)	—	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	1	4	2	1
Add: Costs related to High Level fire	—	—	—	—	—	—	1	—
Add: Reported income tax expense	6	32	30	13	29	19	10	3
Adjusted pre-tax earnings	169	166	130	68	76	79	57	27
Less: Income tax expense at statutory rate(1)	(46)	(45)	(35)	(18)	(21)	(21)	(16)	(7)
Adjusted earnings	$123	$121	$95	$50	$55	$58	$41	$20

(1)	Represents Canadian combined federal and provincial statutory rate.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	Q4 2017	Q3 2017	Q2 2017	Q1 2017	Q4 2016	Q3 2016	Q2 2016	Q1 2016
Earnings	$160	$130	$97	$49	$61	$55	$44	$23
Add: Finance costs	6	7	8	11	13	13	13	13
Add: Depreciation and amortization	29	27	27	24	26	23	24	21
Add: Income tax expense	6	32	30	13	29	19	10	3
Add: Loss on disposal of assets	3	2	2	5	—	—	—	—
Add: Stock-based compensation and related costs	—	1	1	1	1	1	—	—
Add: Pre-operating costs related to Inverness project	—	1	—	—	—	—	—	—
Less: Gain on Asset Exchange	—	—	—	—	(16)	—	—	—
Add: Other costs incurred to achieve Merger synergies	—	—	—	—	1	4	2	1
Add: Costs related to High Level fire	—	—	—	—	—	—	1	—
Adjusted EBITDA	$204	$200	$165	$103	$115	$115	$94	$61
FOURTH QUARTER RESULTS
Sales in the quarter were $596 million, compared to $578 million in the third quarter of 2017 and $482 million in the fourth quarter of 2016. Quarter-over-quarter, sales increased by $18 million primarily due to higher North American OSB prices and shipment volumes. Year-over-year, sales increased by $114 million primarily due to higher North American OSB prices, partially offset by a decrease in North American shipment volumes due to fewer fiscal days.

Exhibit 99.2

In the fourth quarter, North Central benchmark OSB prices averaged $379 per Msf (7⁄16-inch basis). The table below summarizes benchmark OSB prices by region for the relevant quarters:

North American Region	% of Norbord’s Estimated Annual Operating Capacity(1)	Q4 2017 ($/Msf-7/16”)	Q3 2017 ($/Msf-7/16”)	Q4 2016 ($/Msf-7/16”)
North Central	14%	$379	$409	$285
South East	38%	355	354	263
Western Canada	30%	328	388	236

(1)	Excludes the indefinitely curtailed Chambord, Quebec mill which represents 6% of estimated annual capacity.
In local currency terms, European average panel prices improved by 4% quarter-over-quarter and 17% year-over-year.
In North America, shipments were 2% higher than the prior quarter due to improved OSB demand supported by increased mill productivity. Shipments were down 2% compared to the same quarter last year due to six fewer fiscal days in the current quarter. In Europe, shipment volumes were down by 7% compared to the prior quarter primarily due to seasonality. European shipments were 2% lower compared to the same quarter last year due to fewer fiscal days.
Norbord’s North American OSB operating mills produced at 94% of capacity in the fourth quarter of 2017 (excluding the portion of the quarter that the Huguley mill was curtailed), compared to 97% in the third quarter of 2017 and 94% in the fourth quarter of 2016. Norbord’s European mills produced at 94% of capacity in the fourth quarter of 2017 (excluding the portion of the quarter that the new OSB line at Inverness, Scotland was being constructed), compared to 100% in the third quarter of 2017 and 95% in the fourth quarter of 2016.
Norbord recorded operating income of $172 million in the fourth quarter of 2017, $169 million in the third quarter of 2017 and $87 million in the fourth quarter of 2016. Norbord’s Adjusted EBITDA for the fourth quarter was up $4 million from the third quarter of 2017 and up $89 million from the fourth quarter of 2016. Operating income and Adjusted EBITDA have increased versus both comparative periods primarily due to higher North American OSB prices.
Adjusted EBITDA changes are summarized in the variance table below:

(US $ millions)	Q4 2017 vs. Q3 2017	Q4 2017 vs. Q4 2016
Adjusted EBITDA – current period	$204	$204
Adjusted EBITDA – comparative period	200	115
Variance	4	89
Mill nets(1)	21	115
Volume(2)	—	(5)
Key input prices(3)	(1)	(11)
Key input usage(3)	(8)	(2)
Mill profit share and bonus	—	(4)
Other operating costs and foreign exchange(4)	(8)	(4)
Total	$4	$89

(1)	The mill nets variance represents the estimated impact of changes in realized pricing across all products. Mill nets are calculated as sales (net of outbound freight costs) divided by shipment volume.

(2)	The volume variance represents the impact of shipment volume changes across all products.

(3)	The key inputs include fibre, resin, wax and energy.

(4)
The other operating costs and foreign exchange category covers all remaining variances including labour and benefits, maintenance, costs to prepare the Huguley mill for restart and costs to start up the new Inverness line.

Adjusted EBITDA is generated from the following geographic segments:

(US $ millions)	Q4 2017	Q3 2017	Q4 2016
North America	$195	$184	$108
Europe	12	14	10
Unallocated	(3)	2	(3)
Total	$204	$200	$115

Exhibit 99.2

Norbord’s North American operations generated Adjusted EBITDA of $195 million in the fourth quarter of 2017 versus $184 million in the third quarter of 2017 and $108 million in the fourth quarter of 2016. Quarter-over-quarter, the increase of $11 million was primarily attributed to higher OSB prices, improved productivity and lower input prices partially offset by the timing of annual maintenance shuts and seasonally higher raw material usages. The year-over-year increase of $87 million was primarily attributed to significantly higher OSB prices and improved productivity partially offset by the impact of fewer fiscal days, higher mill profit share costs attributed to higher earnings, higher resin prices, and costs to ramp up the restarted Huguley, Alabama mill.
In the fourth quarter, Norbord’s North American OSB cash production costs per unit (excluding mill profit share) increased 1% versus the third quarter of 2017 due to seasonally higher raw material usages and the timing of annual maintenance shuts, partially offset by lower input prices. Unit costs increased by 4% versus the fourth quarter of 2016 due to costs to ramp up the restarted Huguley, Alabama mill, fewer fiscal days and higher resin prices.
Norbord’s European operations generated Adjusted EBITDA of $12 million in the fourth quarter of 2017 which is $2 million lower than the third quarter of 2017 and $2 million higher than the same quarter last year. Quarter-over-quarter, higher average panel prices were more than offset by costs to start up the new Inverness line and seasonally higher raw material usages and prices. Year-over-year, higher average panel prices were only partially offset by costs to start up the new Inverness line and higher raw material prices and usages.
Unallocated costs were higher than the third quarter of 2017 and in line with the fourth quarter of 2016. The positive Adjusted EBITDA in the third quarter of 2017 is a result of the change in policy to reclassify gains and losses on the translation of foreign currency-denominated tax balances from general and administrative expenses to income tax expense (see Changes in Accounting Policies).
Norbord recorded earnings of $160 million ($1.85 per basic share and $1.84 per diluted share) in the fourth quarter of 2017, up from $130 million ($1.51 per basic share and $1.50 per diluted share) in the third quarter of 2017 and $61 million ($0.71 per basic and diluted share) in the fourth quarter of 2016. Included in the fourth quarter of 2017 is a $35 million net income tax recovery due to the impact of the US federal tax rate reduction from 35% to 21% on the remeasurement of deferred tax assets and liabilities.
Excluding the impact of non-recurring items and using a normalized Canadian statutory tax rate, Norbord recorded Adjusted earnings of $123 million ($1.42 per basic share and $1.41 per diluted share) in the fourth quarter of 2017 compared to $121 million ($1.40 per basic share and $1.39 per diluted share) in the prior quarter and $55 million ($0.64 per basic and diluted share) in the fourth quarter of 2016. Adjusted earnings increased versus both comparative periods primarily due to the higher Adjusted EBITDA.
FINANCIAL POLICIES
Capital Allocation
Norbord considers effective capital allocation to be critical to its success. Capital is invested only when Norbord expects returns to exceed pre-determined thresholds, taking into consideration both the degree and magnitude of the relative risks and rewards and, if appropriate, strategic considerations in the establishment of new business activities or maintenance of existing business activities. Post-investment reviews are conducted on capital investment decisions to assess the results against planned project returns.
Liquidity
Norbord strives to maintain sufficient financial liquidity at all times in order to participate in attractive investment opportunities as they arise, and to withstand sudden adverse changes in economic circumstances. Management forecasts cash flows for its current and subsequent fiscal years in order to identify financing requirements. These requirements are then addressed through a combination of committed credit facilities and access to capital markets.
At year-end, the Company had unutilized liquidity of $592 million, comprising $241 million in cash and cash equivalents, $125 million undrawn under its accounts receivable securitization program and $226 million in unutilized committed revolving bank lines with nine international financial institutions, available to support its liquidity requirements.
Credit Ratings
Maintaining a stable balance sheet is an important element of Norbord’s financing strategy. Norbord believes that its record of superior operational performance and prudent balance sheet management will enable it to access public and private capital markets (subject to financial market conditions).

Exhibit 99.2

At February 1, 2018, Norbord’s long-term debt and issuer ratings were:

	DBRS	Standard & Poor’s Ratings Services	Moody’s Investors Service
Secured notes	BB	BB+(1)	Ba1(2)
Issuer	BB	BB(1)	Ba1(2)
Outlook	Stable(3)	Stable(1)	Stable

(1)	Ratings on both the secured notes and the issuer were upgraded from BB- and the Outlook was revised from Positive in August 2017.

(2)	Ratings on both the secured notes and the issuer were upgraded from Ba2 in March 2017.

(3)	Outlook upgraded from Negative in May 2017.
Credit ratings are intended to provide investors with an independent measure of the credit quality of any securities issue. The credit ratings accorded to debt securities by the rating agencies are not recommendations to purchase, hold or sell the debt securities, as such ratings do not comment on market price or suitability for a particular investor. There is no assurance that any rating will remain in effect for any given period of time or that any rating will not be revised or withdrawn entirely by a rating agency in the future if, in its judgement, circumstances warrant.
Use of Financial Instruments
Norbord uses derivative financial instruments solely for the purpose of managing its interest rate, foreign exchange and commodity price exposures, as further detailed in the Risks and Uncertainties section. These activities are governed by Board-approved financial policies that cover risk identification, tolerance, measurement and reporting. Derivative transactions are executed only with approved high-quality counterparties under master netting agreements. Derivative contracts that are deemed to be highly effective in offsetting changes in the fair value, net investment or cash flows of hedged items are designated as hedges of specific exposures and, accordingly, all gains and losses on these instruments are recognized in the same manner as the item being hedged.
CHANGES IN ACCOUNTING POLICIES

(i)	Income Taxes
In January 2016, the International Accounting Standards Board (IASB) issued amendments to clarify the requirements for recognizing deferred tax assets on unrealized losses. The amendments clarify the accounting for deferred tax where an asset is measured at fair value and that fair value is below the asset’s tax base. They also clarify certain other aspects of accounting for deferred tax assets. The amendments became effective for the Company on January 1, 2017 and did not have a material impact on its financial statements.

(ii)	Cash Flow Statement Disclosure
In January 2016, the IASB issued an amendment to IAS 7, Statement of Cash Flows, introducing additional disclosure requirements for liabilities arising from financing activities. The amendments became effective for the Company on January 1, 2017 and the additional disclosure has been included in the supplemental cash flow information (note 16) accordingly.

(iii)	Foreign Currency Translation
Effective April 2, 2017, the Company changed its policy on the classification of gains and losses on translation of foreign currency-denominated deferred tax assets and liabilities, taxes payable and receivable, and investment tax credit receivable. Gains and losses on these items are included in earnings and reported as income tax expense (previously reported as general and administrative expenses). The effect of this classification change on prior period comparative balances was $1 million and the balances were not required to be restated.
FUTURE CHANGES IN ACCOUNTING POLICIES

(i)	Financial Instruments
In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments (IFRS 9), superseding IAS 39, Financial Instruments. IFRS 9 includes amended guidance for the classification and measurement of financial assets by introducing a fair value through other comprehensive income category for certain debt instruments. It also includes a new general hedge accounting standard which will align hedge accounting more closely with risk management and contains a new impairment model which could result in earlier recognition of losses. Norbord intends to adopt IFRS 9 in its financial statements for the annual period beginning on January 1, 2018. Norbord has assessed its financial instruments and does not expect the standard to have a material impact on its financial statements or accounting policies.

Exhibit 99.2

(ii)	Revenue from Contracts with Customers
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers (IFRS 15), which replaces the existing revenue recognition guidance with a new framework to determine the timing of revenue recognition and the measurement of revenue. In September 2015, the IASB formalized a one-year deferral of the effective date to the year beginning on or after January 1, 2018. In April 2016, the IASB issued an amendment clarifying the guidance on identifying performance obligations, licences of intellectual property and principal versus agent, and to provide additional practical expedients upon transition. Norbord intends to adopt IFRS 15 and the clarifications in its financial statements for the annual period beginning on January 1, 2018. Norbord has undertaken a comprehensive review of its significant contracts in accordance with the five-step model in IFRS 15 to determine the impact on the timing and measurement of its revenue recognition. Based on this review, Norbord does not expect the standard to have a material impact on its financial statements or accounting policy.

(iii)	Share-based Payment
In June 2016, the IASB issued an amendment to IFRS 2, Share-based Payment, clarifying the accounting for certain types of share-based payment transactions. The amendment provides requirements on accounting for the effects of vesting and non-vesting conditions of cash-settled share-based payments, withholding tax obligations for share-based payments with a net settlement feature, and when a modification to the terms of a share-based payment changes the classification of the transaction from cash-settled to equity-settled. Norbord intends to adopt the amendment to IFRS 2 in its financial statements for the annual period beginning on January 1, 2018. Norbord has assessed its share-based payment transactions and does not expect the amendment to have a material impact on its financial statements or accounting policy.

(iv)	Foreign Currency Transactions and Advance Consideration
In December 2016, the IFRS Interpretations Committee of the IASB issued IFRIC 22, Foreign Currency Transactions and Advance Consideration (IFRIC 22). The interpretation addresses how to determine the date of the transaction when applying IAS 21, The Effects of Changes in Foreign Exchange Rates. The date of transaction determines the exchange rate to be used on initial recognition of the related asset, expense or income. Norbord intends to adopt IFRIC 22 in its financial statements for the annual period beginning on January 1, 2018. Norbord has assessed its foreign currency transactions and does not expect the interpretation to have a material impact on its financial statements or accounting policy.

(v)	Leases
In January 2016, the IASB issued IFRS 16, Leases (IFRS 16), which replaces the existing lease accounting guidance. IFRS 16 requires all leases to be reported on the balance sheet unless certain criteria for exclusion are met. Norbord intends to adopt IFRS 16 in its financial statements for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRS 16 on its financial statements.

(vi)	Uncertainty over Income Tax Treatments
In June 2017, the IFRS Interpretations Committee of the IASB issued IFRIC 23, Uncertainty over Income Tax Treatments (IFRIC 23). The interpretation provides guidance on the accounting for current and deferred tax liabilities and assets in circumstances in which there is uncertainty over income tax treatments. The interpretation is effective for the annual period beginning on January 1, 2019. The Company is currently assessing the impact of IFRIC 23 on its financial statements.

SIGNIFICANT ACCOUNTING POLICIES, JUDGEMENTS AND ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to select appropriate accounting policies to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. In particular, significant accounting policies, judgements and estimates utilized in the normal course of preparing the Company’s financial statements require management to make critical determinations that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. Actual results could materially differ from those estimates. For further information on the Company’s significant accounting policies, refer to note 2 of the consolidated financial statements.

Exhibit 99.2

In making estimates and judgements, management relies on external information and observable conditions where possible, supplemented by internal analysis as required. These estimates and judgements have been applied in a manner consistent with prior periods and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in making these estimates and judgements in these financial statements. The significant estimates and judgements used in determining the recorded amount for assets and liabilities in the financial statements include the following:
Judgements
Management’s judgements made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements are:

(i)	Functional Currency
The Company assesses the relevant factors related to the primary economic environment in which its entities operate to determine the functional currency.

(ii)	Income Taxes
In the normal course of operations, judgement is required in assessing tax interpretations, regulations and legislation and in determining the provision for income taxes, deferred tax assets and liabilities. To the extent that a recognition or derecognition of a deferred tax asset is required, current period earnings or other comprehensive income (OCI) will be affected.
Estimates
Assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment in the year ended December 31, 2017 are:

(i)	Inventory
The Company estimates the net realizable value of its finished goods and raw material inventory using estimates regarding future selling prices. The net realizable value of operating and maintenance supplies inventory uses estimates regarding replacement costs.

(ii)	Property, Plant and Equipment and Intangible Assets
When indicators of impairment are present and the recoverable amount of property, plant and equipment and intangible assets needs to be determined, the Company uses the following critical estimates: the timing of forecasted revenues; future selling prices and margins; future sales volumes; maintenance and other capital expenditures; discount rates; useful lives; and residual values.

(iii)	Employee Benefit Plans
The net obligations associated with the defined benefit pension plans are actuarially valued using: the projected unit credit method; management’s best estimates for salary escalation, inflation and life expectancy; and a current market discount rate to match the timing and amount of pension payments.

(iv)	Income Taxes
Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet date.
Deferred income tax assets are recognized for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that the deductions, tax credits and tax losses can be utilized. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability settled, based on the tax rates and laws that have been enacted or substantively enacted at the balance sheet date.

(v)	Financial Instruments
The critical assumptions and estimates used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the relative creditworthiness of the Company to its counterparties; estimated future cash flows; discount rates; and volatility utilized in option valuations.

Exhibit 99.2

RISKS AND UNCERTAINTIES
Norbord is exposed to a number of risks and uncertainties in the normal course of its business which could have a material adverse effect on the Company’s business, financial position, operating results and cash flows. A discussion of some of the major risks and uncertainties follows.
Product Concentration and Cyclicality
OSB accounts for approximately 90% of Norbord’s panel production capacity. The price of OSB is one of the most volatile in the wood products industry. Norbord’s concentration on OSB increases its sensitivity to product pricing and may result in a high degree of sales and earnings volatility.
Norbord’s financial performance is principally dependent on the selling price of its products. Most of Norbord’s products are traded commodities for which no liquid futures markets exist. The markets for most of Norbord’s products are highly cyclical and characterized by periods of supply and demand imbalance, during which its product prices have tended to fluctuate significantly. In addition, since many of Norbord’s products are used for new home construction, seasonal and annual weather changes can affect demand and sales volumes. These imbalances, which may affect different areas of Norbord’s business at different times, are influenced by numerous factors that are beyond Norbord’s control and include: changes in global and regional production capacity for a particular product or group of products; changes in the end use of those products, or the increased use of substitute products; a significant increase in longer-term interest rates; changes in the availability of mortgage financing; and the overall level of economic activity in the regions in which Norbord conducts business. In the past, Norbord has been negatively affected by declines in product pricing and has taken production downtime to manage working capital and minimize cash losses. Severe and prolonged weakness in the markets for Norbord’s products, particularly OSB, could seriously harm the Company’s financial position, operating results and cash flows, including the ability to satisfy interest and principal payments on outstanding debt.
Based on operations running at full capacity, the following table shows the approximate annualized impact of changes in realized product prices on Adjusted EBITDA:

	Sensitivity Factor	Impact on Adjusted EBITDA (US $ millions)
OSB – North America	$10 per Msf–7/16”	$59
OSB – Europe	€10 per m3	12
Liquidity
Norbord relies on long-term borrowings, access to revolving bank lines and an accounts receivable securitization program to fund its ongoing operations. The Company’s ability to refinance or renew such facilities is dependent upon financial market conditions. Although Norbord has notes maturing in 2020 and 2023 and has bank lines that are committed to May 2019, financing may not be available when required or may not be available on commercially favourable or otherwise satisfactory terms in the future.
Competition
The wood-based panels industry is a highly competitive business environment in which companies compete, to a large degree, on the basis of price. Norbord’s principal market is the US, where it competes with North American and, in some instances, foreign producers. Norbord’s European operations compete primarily with other European producers. Certain competitors may have lower-cost facilities than Norbord. Norbord’s ability to compete in these and other markets is dependent on a variety of factors, such as manufacturing costs, availability of key production inputs, continued free access to markets, customer service, product quality, financial resources and currency exchange rates. In addition, competitors could develop new cost-effective substitutes for Norbord’s wood-based panels, or building codes could be changed making the use of Norbord’s products less attractive for certain applications.
Customer Dependence
Norbord sells its products primarily to major retail chains, contractor supply yards and industrial manufacturers, and faces strong competition for the business of significant customers. In 2017, Norbord had one customer whose purchases represented greater than 10% of total sales. Norbord generally does not have contractual assurances of future sales. As a result, the loss of a significant customer or any significant customer order cancellations could negatively affect the Company’s sales and earnings. Continued consolidation in the retail industry could expose Norbord to increased concentration of customer dependence and increase customers’ ability to exert pricing pressure on Norbord.

Exhibit 99.2

Cross Border Trade
Norbord’s future performance is dependent upon international trade and, in particular, cross border trade between Canada and the United States and between the United Kingdom and European Union. Access to markets in the United States and other countries may be affected from time to time by various trade-related events. The Company’s financial condition and results of operations could be materially adversely affected by trade rulings, the failure to reach or adopt trade agreements, the imposition of customs duties or other tariffs, or an increase in trade restrictions in the future.
Manufacturing Inputs
Norbord is exposed to commodity price risk on most of its manufacturing inputs, which principally comprise wood fibre, resin, wax and energy. These manufacturing inputs are purchased primarily on the open market in competition with other users of such resources, and prices are influenced by factors beyond the Company’s control. Norbord may not be able to hedge the purchase price of manufacturing inputs or pass increased costs on to its customers.
Fibre Resource
Fibre for Norbord’s OSB mills comes from roundwood logs while the MDF and particleboard mills source fibre in the form of roundwood logs, wood chips, sawdust and recycled wood. Norbord’s wood fibre supply comes from several different sources. In the US, roundwood logs are primarily sourced from private and industry-owned woodlands. In Canada, Norbord holds forest licences and agreements to source roundwood logs from Crown timberlands, which are supplemented by open market and private purchases. In Europe, wood fibre is purchased from government and private landowners.
When Norbord purchases timber, wood chips, fibre and other wood recycled materials on the open market, it is in competition with other uses of such resources, where prices are influenced by factors beyond Norbord’s control. Fibre supply could also be influenced by natural events, such as forest fires, severe weather conditions, insect epidemics and other natural disasters, which may increase wood fibre costs, restrict access to wood fibre or force production curtailments. In addition, Norbord’s supply and cost of fibre may be negatively impacted by increased demand resulting from market-based or legislative initiatives to use wood-based biomass materials in the production of heat, electricity or other bio-based products.
In Canada, the Crown licences and agreements require the payment of stumpage fees for the timber harvested and compliance with specified operating, rehabilitation and silviculture management practices. They can be revoked or cancelled for non-performance and contain terms and conditions that could, under certain circumstances, result in a reduction of annual allowable timber that may be harvested by Norbord without any compensation. The Company may not be able to renew or replace the Crown licences when they come due. Any changes to government regulations and policies governing forest management practices could adversely affect the Company’s access to, or increase the cost of, wood fibre.
Aboriginal groups have claimed substantial portions of land in various Canadian provinces over which they claim aboriginal title, or in which they have a traditional interest, and for which they are seeking compensation from various levels of government. The results of these claims and related forest policy mechanisms may adversely affect the supply of wood fibre and the commercial terms of supply agreements with provincial governments.
Currency Exposures
Norbord reports its financial results in US dollars. A portion of Norbord’s product prices and costs are influenced by relative currency values (particularly the Canadian dollar, Pound Sterling and Euro). Significant fluctuations in relative currency values could negatively affect the cost competitiveness of the Company’s facilities, the value of its foreign investments, the results of its operations and its financial position.
Norbord’s foreign exchange exposure arises from the following sources:

●	net investments in foreign operations, limited to Norbord’s investment in its European operations which transact in both Pounds Sterling and Euros;

●	net Canadian dollar-denominated monetary assets and liabilities; and

●	committed or anticipated foreign currency-denominated transactions, primarily Canadian dollar costs in Norbord’s Canadian operations and Euro revenues in Norbord’s UK operations.

Exhibit 99.2

Third-Party Transportation Services
Norbord relies on third-party transportation services for delivery of products to customers as well as for delivery of raw materials from suppliers. The majority of products manufactured and raw materials used are transported by rail or truck, which are highly regulated. Transportation rates and fuel surcharges are influenced by factors beyond Norbord’s control. Any failure of third-party transportation providers to deliver finished goods or raw materials in a timely manner, including failure caused by adverse weather conditions, could harm the Company’s reputation, negatively affect customer relationships or disrupt production at the Company’s mills.
Employee Retention and Labour Relations
Norbord’s success depends in part on its ability to attract and retain senior management and other key employees. Competition for qualified personnel depends on economic and industry conditions, competitors’ hiring practices and the effectiveness of Norbord’s compensation programs. The loss of, or inability to recruit and retain, any such personnel could impact the Company’s ability to execute on its strategy.
Norbord’s US employees are non-unionized while its UK, Belgian and most of its Canadian mill employees are unionized – representing approximately 35% of the workforce. All of Norbord’s UK and Belgian union contracts are evergreen. Canadian union contracts typically cover a three- to five-year term, and the current contracts with Unifor representing members at the OSB mills in La Sarre, Quebec and Chambord, Quebec expire June 30, 2021 and June 1, 2026, respectively. The contract with Unifor representing members at the Barwick, Ontario mill expired on July 31, 2017 and is currently being renegotiated. The contract with the Pulp, Paper and Woodworkers of Canada (PPWC) representing members at the OSB mill in 100 Mile House, British Columbia expired on June 30, 2017 and is currently being renegotiated. Strikes or work stoppages could result in lost production and sales, higher costs or supply constraints if Norbord is unable to negotiate acceptable contracts with its various trade unions upon expiry.
Environmental and Other Regulations
Norbord’s operations are subject to a range of general and industry-specific laws and regulations that apply to most of the Company’s business activities. This includes environmental laws and regulations relating to air emissions, wastewater discharges, solid and hazardous waste management, plant and wildlife protection and site remediation. Further, the Company is required to obtain approvals, permits and licences for the operation of its manufacturing facilities which impose conditions that must be complied with. Failure to comply with applicable laws and regulations could result in fines, penalties or other enforcement actions that could impact Norbord’s production capacity or increase its production costs. The Company has incurred, and expects to continue to incur, capital expenditures and operating costs to comply with applicable laws and regulations. In addition, laws and regulations could become more stringent or subject to different interpretation in the future.
International Sales
A portion of the Company’s sales are exported to customers in developing markets. International sales present a number of risks and challenges, including but not limited to the effective marketing of the Company’s products in foreign countries, collectability of accounts receivable, tariffs and other barriers to trade and recessionary environments in foreign economies. Although the Company purchases credit insurance on all export sales, revenues could be negatively impacted by any customer losses.

Product Liability and Legal Proceedings
Norbord produces a variety of wood-based panels that are used in new home construction, repair-and-remodelling of existing homes, furniture and fixtures, and industrial applications. In the normal course of business, the end users of Norbord’s products have in the past made, and could in the future make, claims with respect to the fitness for use of its products or claims related to product quality or performance issues. In addition, Norbord has been in the past and may in the future be involved in legal proceedings related to antitrust, negligence, personal injury, property damage and other claims against the Company or its predecessors. Norbord could face increased costs if any future claims exceed purchased insurance coverage.
Capital Intensity
The production of wood-based panels is capital intensive. There can be no assurance that key pieces of equipment will not need to be repaired or replaced, or that operation of the Company’s manufacturing facilities could not otherwise be disrupted unexpectedly, for example by adverse weather, power outages, fire, explosion or other hazards. In certain circumstances, the costs of repairing or replacing equipment, and the associated downtime of the affected production line, may not be insurable.

Exhibit 99.2

Tax Exposures
In the normal course of business, Norbord takes various positions in the filing of its tax returns, and there can be no assurance that tax authorities will not challenge such filing positions. In addition, Norbord is subject to further uncertainties concerning the interpretation and application of tax laws in various operating jurisdictions. Norbord provides for known estimated tax exposures in all jurisdictions. These exposures are settled primarily through the closure of audits with the jurisdictional taxing authorities. However, future settlements could differ materially from the Company’s estimated liabilities.
Potential Future Changes in Tax Laws
The Company’s structure is based on prevailing taxation law and practice in the local jurisdictions in which it operates. The Company is aware that new taxation rules could be enacted or that existing rules could be applied in a manner that subjects its profits to additional taxation or otherwise has a material adverse effect on its profitability, results of operations, financial condition or the trading price of its securities. Management is continually monitoring changes in tax policy, tax legislation (including in relation to taxation rates), and the interpretation of tax policy or legislation or practice that could have such an effect.
US Tax Reform Legislation
On December 22, 2017, the US government enacted H.R. 1, An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018 (informally titled the Tax Cuts and Jobs Act). Among a number of significant changes to the US federal income tax laws, the Tax Cuts and Jobs Act reduces the marginal US corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the US toward a modified territorial tax system, and imposes new taxes to combat erosion of the US federal income tax base. Although the Company has recognized a net income tax recovery due to the reduction of the income tax rate, the long-term tax effect of the Tax Cuts and Jobs Act on Norbord, whether adverse or favourable, is uncertain, and may not become evident for some period of time.
Defined Benefit Pension Plan Funding
Although Norbord’s defined benefit pension plans are largely closed to new entrants, the Company continues to be subject to market risk on the plan assets and obligations related to existing members. Defined benefit pension plan funding requirements are based on actuarial valuations that make assumptions about the long-term expected rate of return on assets, salary escalation, life expectancy and discount rates. The Company’s latest funding valuations indicate the plans are in a solvency deficit position and therefore Norbord is required to make cash funding contributions. If actual experience differs from these assumptions or any of these assumptions change such that the solvency deficit increases, the Company would be required to increase cash funding contributions, reducing the availability of such funds for other corporate purposes.
Information Technology Infrastructure
In order to optimize performance, the Company regularly implements business process improvement initiatives and invests capital to upgrade its information technology infrastructure. These initiatives may involve risks to the operations and the Company may experience difficulties during the transition to these new or upgraded systems and processes. Difficulties in implementing new or upgraded information systems or significant system failures could disrupt operations and have a material adverse effect on the business.
Cyber Security
Norbord relies on information technology to support the Company’s operations and to maintain business records. Some systems are internally managed and some are maintained by third-party service providers. Norbord and its service providers employ what the Company believes are adequate security measures. A security failure of that technology, security breaches of company, customer, employee and vendor information as well as a disruption of business resulting from a natural disaster, hardware or software corruption, failure or error, telecommunications system failure, service provider error, intentional or unintentional personnel actions or other disruptions could disrupt operations and have a material adverse effect on the business. Further, such disruptions could expose the Company to potential liability or other proceedings by affected individuals, business partners and/or regulators. As a result, Norbord could face increased costs if any future claims exceed purchased insurance coverage.

ASSESSMENT OF AND CHANGES IN INTERNAL CONTROLS AND DISCLOSURE CONTROLS OVER FINANCIAL REPORTING
In accordance with the requirements of National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109), the Company’s management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), has evaluated the operating effectiveness of the Company’s internal control over financial reporting. Management of Norbord is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the CEO and CFO, and it is effected by management

Exhibit 99.2

and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB.
Management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017 and management believes that the Company’s internal control over financial reporting is operating effectively. Management’s assessment was based on the framework established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the CEO and CFO have concluded that Norbord’s internal control over financial reporting, as defined in NI 52-109, is designed and operating effectively. There have been no changes in Norbord’s internal control over financial reporting during the year ended December 31, 2017 that have materially affected, or are reasonably likely to materially affect, its internal control over financial reporting.
Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the CEO and CFO, on a timely basis so that appropriate decisions can be made regarding annual and interim financial statement disclosure. An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2017 by Norbord’s management, including the CEO and CFO. Based on this evaluation, the CEO and CFO have concluded that Norbord’s disclosure controls and procedures, as defined in NI 52-109, are effective.

NON-IFRS FINANCIAL MEASURES
The following non-IFRS financial measures have been used in this MD&A. Non-IFRS financial measures do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Each non-IFRS financial measure is defined below. Where appropriate, a quantitative reconciliation of the non-IFRS financial measure to the most directly comparable IFRS measure is provided.
Adjusted earnings (loss) is defined as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger, pre-operating costs related to the Inverness expansion project, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes, and costs on early debt extinguishment. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. The actual income tax expense (recovery) is added back (deducted) and a tax expense (recovery) calculated at the Canadian combined federal and provincial statutory rate is (deducted) added. Adjusted earnings (loss) per share is Adjusted earnings (loss) divided by the weighted average number of common shares outstanding.

Exhibit 99.2

The following table reconciles Adjusted earnings (loss) to the most directly comparable IFRS measure:

(US $ millions)	2017	2016	2015
Earnings (loss)	$436	$183	$(56)
Add: Loss on disposal of assets	12	—	1
Add: Stock-based compensation and related costs	3	2	2
Add: Pre-operating costs related to Inverness project	1	—	—
Less: Gain on Asset Exchange	—	(16)	—
Add: Other costs incurred to achieve Merger synergies	—	8	5
Add: Merger transaction costs	—	—	8
Add: Severance costs related to Merger	—	—	2
Add: Costs related to High Level fire	—	1	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	25
Add: Foreign exchange on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)
Add: Reported income tax expense (recovery)	81	61	(27)
Adjusted pre-tax earnings (loss)	533	239	(16)
Less: Income tax (expense) recovery at statutory rate(1)	(144)	(65)	4
Adjusted earnings (loss)	$389	$174	$(12)
(1) Represents Canadian combined federal and provincial statutory rate.
Adjusted EBITDA is defined as earnings (loss) determined in accordance with IFRS before finance costs, income taxes, depreciation, amortization and other unusual or non-recurring items. Non-recurring items include the gain on the Quebec Asset Exchange, costs related to the Merger, pre-operating costs related to the Inverness expansion project, foreign exchange on the Ainsworth Notes and fair value movements on the financial instrument associated with the Ainsworth Notes, and costs on early debt extinguishment. Other items include a non-cash loss on disposal of assets and stock-based compensation and related revaluation costs. As Norbord operates in a cyclical commodity business, Norbord interprets Adjusted EBITDA over the cycle as a useful indicator of the Company’s ability to incur and service debt and meet capital expenditure requirements. In addition, Norbord views Adjusted EBITDA as a measure of gross profit and interprets Adjusted EBITDA trends as indicators of relative operating performance.
The following table reconciles Adjusted EBITDA to the most directly comparable IFRS measure:

(US $ millions)	2017	2016	2015
Earnings (loss)	$436	$183	$(56)
Add: Finance costs	32	52	55
Add: Depreciation and amortization	107	94	86
Add: Income tax expense (recovery)	81	61	(27)
Add: Loss on disposal of assets	12	—	1
Add: Stock-based compensation and related costs	3	2	2
Add: Pre-operating costs related to Inverness project	1	—	—
Less: Gain on Asset Exchange	—	(16)	—
Add: Other costs incurred to achieve Merger synergies	—	8	5
Add: Merger transaction costs	—	—	8
Add: Severance costs related to Merger	—	—	2
Add: Costs related to High Level fire	—	1	—
Add: Costs on early extinguishment of Ainsworth Notes	—	—	25
Add: Foreign exchange on Ainsworth Notes	—	—	28
Less: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)
Adjusted EBITDA	$672	$385	$125

Exhibit 99.2

The following tables reconciles Adjusted EBITDA per geographic segment to the most directly comparable IFRS measure:

				2017
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$627	$39	$(10)	$656
Add: Loss on disposal of assets	11	1	—	12
Add: Stock-based compensation and related costs	—	—	3	3
Add: Pre-operating costs related to Inverness project	—	1	—	1
Adjusted EBITDA	$638	$41	$(7)	$672

				2016
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$363	$41	$(14)	$390
Add: Stock-based compensation and related costs	—	—	2	2
Less: Gain on Asset Exchange	(16)	—	—	(16)
Add: Other costs incurred to achieve Merger synergies	4	—	4	8
Add: Costs related to High Level fire	1	—	—	1
Adjusted EBITDA	$352	$41	$(8)	$385

				2015
(US $ millions)	North America	Europe	Unallocated	Total
EBITDA(1)	$95	$38	$(75)	$58
Add: Stock-based compensation and related costs	—	—	2	2
Add: Loss on disposal of assets	1	—	—	1
Add: Other costs incurred to achieve Merger synergies	—	—	5	5
Add: Merger transaction costs	—	—	8	8
Add: Severance costs related to Merger	—	—	2	2
Add: Costs on early extinguishment of Ainsworth Notes	—	—	25	25
Add: Foreign exchange on Ainsworth Notes	—	—	28	28
Add: Gain on derivative financial instrument on Ainsworth Notes	—	—	(4)	(4)
Adjusted EBITDA	$96	$38	$(9)	$125
(1) EBITDA is defined as earnings before finance costs, income tax, depreciation and amortization.
EBITDA margin (%) is defined as Adjusted EBITDA as a percentage of sales. When compared with industry statistics and prior periods, Adjusted EBITDA margin can be a useful indicator of operating efficiency and a company’s ability to compete successfully with its peers. Norbord interprets Adjusted EBITDA margin trends as indicators of relative operating performance.
Operating working capital is defined as accounts receivable plus inventory plus prepaids less accounts payable and accrued liabilities. Operating working capital is a measure of the investment in accounts receivable, inventory, prepaids, accounts payable and accrued liabilities required to support operations. The Company aims to minimize its investment in operating working capital; however, the amount will vary with seasonality and with sales expansions and contractions.

(US $ millions)	2017	2016
Accounts receivable	$174	$141
Inventory	224	185
Prepaids	11	10
Accounts payable and accrued liabilities	(282)	(218)
Operating working capital	$127	$118
Total working capital is operating working capital plus cash and cash equivalents and taxes receivable less bank advances, if any, and taxes payable.

Exhibit 99.2

(US $ millions)	2017	2016
Operating working capital	$127	$118
Cash and cash equivalents	241	161
Taxes receivable	1	—
Taxes payable	(74)	(1)
Total working capital	$295	$278
Capital employed is defined as the sum of property, plant and equipment, intangible assets and operating working capital. Capital employed is a measure of the total investment in a business in terms of property, plant and equipment, intangible assets and operating working capital.

(US $ millions)	2017	2016
Property, plant and equipment	$1,421	$1,262
Intangible assets	24	22
Accounts receivable	174	141
Inventory	224	185
Prepaids	11	10
Accounts payable and accrued liabilities	(282)	(218)
Capital employed	$1,572	$1,402
ROCE (return on capital employed) is Adjusted EBITDA divided by average capital employed. ROCE is a measurement of financial performance, focusing on cash generation and the effective use of capital. As Norbord operates in a cyclical commodity business, it monitors ROCE over the cycle as a useful means of comparing businesses in terms of efficiency of management. Norbord targets top-quartile ROCE among North American forest products companies over the cycle.
ROE (return on equity) is Adjusted earnings (loss) divided by common shareholders’ equity. ROE is a measure that allows common shareholders to determine how effectively their invested capital is being employed. As Norbord operates in a cyclical commodity business, it looks at ROE over the cycle and targets top-quartile performance among North American forest products companies.
Cash provided by operating activities per share is calculated as cash provided by operating activities as determined under IFRS, divided by the weighted average number of common shares outstanding.
Net debt is the principal value of long-term debt, including the current portion, other long-term debt and bank advances, if any, less cash and cash equivalents. Net debt for financial covenant purposes is net debt excluding other long-term debt and including letters of credit outstanding. Net debt is a useful indicator of a company’s debt position. Net debt comprises:

(US $ millions)	2017	2016
Long-term debt, principal value	$555	$755
Less: Cash and cash equivalents	(241)	(161)
Net debt	314	594
Add: Letters of credit	19	25
Net debt for financial covenant purposes	$333	$619
Tangible net worth consists of shareholders’ equity including certain adjustments. A minimum tangible net worth is one of two financial covenants contained in the Company’s committed bank lines. For financial covenant purposes, effective January 1, 2011, tangible net worth excludes all IFRS transitional adjustments and all movement in cumulative other comprehensive income subsequent to January 1, 2011 (includes those movements related to the translation of Ainsworth in prior periods).

(US $ millions)	2017	2016
Shareholders’ equity	$1,019	$650
Add: Other comprehensive income movement(1)	53	79
Add: Impact of Ainsworth changing functional currencies	155	155
Add: IFRS transitional adjustments	21	21
Tangible net worth	$1,248	$905

Exhibit 99.2

(1) Cumulative subsequent to January 1, 2011.
Net debt to capitalization, book basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and tangible net worth. Net debt to capitalization on a book basis is a measure of a company’s relative debt position. Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. In addition, a maximum net debt to capitalization, book basis, is one of two financial covenants contained in the Company’s committed bank lines.
Net debt to capitalization, market basis, is net debt for financial covenant purposes divided by the sum of net debt for financial covenant purposes and market capitalization. Market capitalization is the number of common shares outstanding at period-end multiplied by the trailing 12-month average per share market price. Net debt to capitalization, market basis, is a key measure of a company’s relative debt position and Norbord interprets this measure as an indicator of the relative strength and flexibility of its balance sheet. While the Company considers both book and market basis metrics, it believes the market basis to be superior to the book basis in measuring the true strength and flexibility of its balance sheet.

Exhibit 99.2

FORWARD-LOOKING STATEMENTS
This document includes forward-looking statements, as defined by applicable securities legislation. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “expects,” “targets,” “outlook,” “scheduled,” “estimates,” “represents,” “forecasts,” “aims,” “predicts,” “plans,” “projects,” “anticipates,” “intends,” “supports,” “continues,” “future” or variations of such words and phrases, or negative versions thereof, or statements that certain actions, events or results “may,” “could,” “would,” “should,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.
Examples of such statements include, but are not limited to, comments with respect to: (1) outlook for the markets for products; (2) expectations regarding future product pricing; (3) outlook for operations; (4) expectations regarding mill capacity; (5) objectives; (6) strategies to achieve those objectives; (7) expected financial results including the expected results of the MIP; (8) sensitivity to changes in product prices, such as the price of OSB; (9) sensitivity to changes in foreign exchange rates; (10) sensitivity to key input prices, such as the price of fibre, resin, wax and energy; (11) expectations regarding compliance with environmental regulations; (12) expectations regarding income tax rates; (13) expectations regarding contingent liabilities and guarantees, including the outcome of pending litigation; (14) expectations regarding the amount, timing and benefits of capital investments; (15) expectations regarding the amount and timing of dividend payments; and (16) historical, forecasted and other forward-looking information published by third parties such as the US Census Bureau, FEA (Forest Economic Advisors, LLC), APA, Office for National Statistics and EUROCONSTRUCT which the Company may refer to but has not independently verified.
Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. These factors include, but are not limited to: (1) assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; (2) risks inherent to product concentration and cyclicality; (3) effects of competition and product pricing pressures; (4) risks inherent to customer dependence; (5) effects of variations in the price and availability of manufacturing inputs, including continued access to fibre resources at competitive prices; (6) availability of transportation services, including rail services and port facilities; (7) various events that could disrupt operations, including natural or catastrophic events and ongoing relations with employees; (8) impact of changes to, or non-compliance with, environmental or other regulations; (9) impact of any product liability claims in excess of insurance coverage; (10) risks inherent to a capital intensive industry; (11) impact of future outcomes of tax exposures; (12) potential future changes in tax laws; (13) effects of currency exposures and exchange rate fluctuations; (14) future operating costs; (15) availability of financing; (16) impact of future cross border trade rulings or agreements; (17) ability to implement new or upgraded information technology infrastructure; and (18) impact of information technology service disruptions or failures.
The above list of important factors affecting forward-looking information is not exhaustive. Additional factors are noted elsewhere, and reference should be made to the other risks discussed in filings with Canadian and United States securities regulatory authorities. Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information.